February 15, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (303) 567-5600

Jeffrey H. Schwartz
Chief Executive Officer
ProLogis
4545 Airport Way
Denver, Colorado 80239

        Re: ProLogis
                Definitive 14A
                Filed April 3, 2007
                File No. 001-12846

Dear Mr. Schwartz:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

        Sincerely,

        Jennifer Gowetski
        Attorney-Advisor

cc: William E. Sullivan *(via facsimile)*